UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )

KINDER MORGAN, INC.

(Name of Issuer)

Class P Common Stock

(Title of Class of Securities)

49456B101

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 49456B101

1	Names of Reporting Persons Highstar Capital LP

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 82,114,453

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 82,114,453

9	Aggregate Amount Beneficially Owned by Each Reporting Person 82,114,453

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 11.6%

12	Type of Reporting Person PN

SCHEDULE 13G

CUSIP No. 49456B101

1	Names of Reporting Persons Highstar III Knight Acquisition Sub, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,743,460

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,743,460

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,743,460

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.9%

12	Type of Reporting Person PN

SCHEDULE 13G

CUSIP No. 49456B101

1	Names of Reporting Persons Highstar KMI Blocker LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 41,131,509

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 41,131,509

9	Aggregate Amount Beneficially Owned by Each Reporting Person 41,131,509

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 5.8%

12	Type of Reporting Person OO (Limited Liability Company)

SCHEDULE 13G

CUSIP No. 49456B101

1	Names of Reporting Persons Highstar Knight Partners, L.P.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Citizen or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0

	6	Shared Voting Power 20,239,484

	7	Sole Dispositive Power 0

	8	Shared Dispositive Power 20,239,484

9	Aggregate Amount Beneficially Owned by Each Reporting Person 20,239,484

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable

11	Percent of Class Represented by Amount in Row 9 2.9%

12	Type of Reporting Person PN

SCHEDULE 13G

Item 1.
	(a)	Name of Issuer: Kinder Morgan, Inc. (the “Issuer”)
	(b)	Address of Issuer’s Principal Executive Offices: 500 Dallas Street, Suite 1000 Houston, Texas 77002

Item 2.
(a)

Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  This statement is filed on behalf of:

Highstar Capital LP

Highstar III Knight Acquisition Sub, L.P.

Highstar KMI Blocker LLC

Highstar Knight Partners, L.P.

	(b)	Address or Principal Business Office: The address for each of the Reporting Persons is c/o Highstar Capital, 277 Park Avenue, 45th floor, New York, New York 10172.
	(c)	Citizenship of each Reporting Person is: Each of the reporting persons is organized in the state of Delaware.
	(d)	Title of Class of Securities: Class P common stock, $0.01 par value (“Common Stock”)
	(e)	CUSIP Number: 49456B101

Item 3.
Not applicable.

Item 4.	Ownership
Ownership (a-c)

SCHEDULE 13G

The ownership information presented below represents beneficial ownership of Common Stock as of December 31, 2011, assuming that all shares of Class A Common Stock (“Class A Shares”) are fully converted on a one-for-one basis into shares of Common Stock. A holder of Class A Shares may, from time to time prior to a Mandatory Conversion Date (as such term is used and defined in the Issuer’s Certificate of Incorporation (the “Charter”) and which shall be no later than May 31, 2015), elect to convert some or all of its Class A Shares in order to sell the resulting shares of Common Stock to a third party or to make a distribution of such resulting Common Stock to its investors or partners. The Class A Shares also may convert into Common Stock in connection with the occurrence of a Mandatory Conversion Date in accordance with the Charter. The formula for the conversion of Class A Shares into Common Stock, as well as the terms and conditions of such conversions, are specified in Article Fourth of the Charter, filed as Exhibit 3.1 of the Issuer’s Amendment No. 3 to the Registration Statement on Form S-1, filed with the Securities and Exchange Commission on January 26, 2011. The percent of class presented below is based upon 170,921,140 shares of Common Stock and 535,972,387 Class A Shares outstanding as of January 20, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Highstar Capital LP	82,114,453	11.6%	0	82,114,453	0	82,114,453
Highstar III Knight Acquisition Sub, L.P.	20,743,460	2.9%	0	20,743,460	0	20,743,460
Highstar KMI Blocker LLC	41,131,509	5.8%	0	41,131,509	0	41,131,509
Highstar Knight Partners, L.P.	20,239,484	2.9%	0	20,239,484	0	20,239,484

Highstar III Knight Acquisition Sub, L.P. (“Highstar III”), Highstar KMI Blocker LLC (“Highstar KMI”), and Highstar Knight Partners, L.P. (“Highstar Knight” and, together with Highstar III and Highstar KMI, the “Highstar Entities”) are the record holders of 20,743,460, 41,131,509 and 20,239,484 Series A-3 shares of Class A Common Stock, respectively. Affiliates of PineBridge Investments LLC (“PineBridge”) serve as the general partner of Highstar III and Highstar Knight and the managing member of Highstar KMI, and accordingly may be deemed to beneficially own the Class A shares owned of record by the Highstar Entities. PineBridge has delegated management authority for such general partners and managing member to Highstar Capital LP (“Highstar Capital”), which also serves as the investment manager for the Highstar Entities. Highstar Capital is controlled by Christopher Lee, Michael Miller, John Stokes, Christopher Beall and Scott Litman and, in such capacities, these individuals may be deemed to share beneficial ownership of the Class A shares beneficially owned by the Highstar Entities. Such individuals expressly disclaim any such beneficial ownership.

The Reporting Persons are, along with the Issuer, Richard D. Kinder, certain other shareholders and investment funds affiliated with each of Goldman, Sachs & Co., The Carlyle Group and Riverstone Holdings, LLC, each party to a shareholders agreement (the “Shareholders Agreement”) which requires each of them to vote together in respect of the selection of certain directors and certain other stockholder actions, and also contains certain provisions regarding

SCHEDULE 13G

transfer restrictions with respect to the securities owned by the parties thereto. The parties to the Shareholders Agreement may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the shares of Common Stock owned by any person other than such Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:       February 14, 2012

HIGHSTAR CAPITAL LP

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

HIGHSTAR III KNIGHT ACQUISITION SUB, L.P.
by:	Highstar GP III Prism Fund, L.P., its General Partner
by:	Highstar Management III, LLC, its General Partner
by:	Highstar Capital LP, its attorney-in-fact

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

HIGHSTAR KNIGHT PARTNERS, L.P.
by:	Highstar Knight Co-Investment GP, LLC, its General Partner
by:	Highstar Capital LP, its attorney-in-fact

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

HIGHSTAR KMI BLOCKER LLC
by:	Highstar III Knight Acquisition Sub, L.P., its managing member
by:	Highstar GP III Prism Fund, L.P., its General Partner
by:	Highstar Management III, LLC, its General Partner
by:	Highstar Capital LP, its attorney-in-fact

by:	/s/ Scott Litman
Name:	Scott Litman
Title:	Executive Vice-President

LIST OF EXHIBITS

Exhibit No.	Description

24	Powers of Attorney

99	Joint Filing Agreement